                                                                    EXHIBIT 12.2


PROLOGIS TRUST
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DIVIDENDS
(DOLLAR AMOUNTS IN THOUSANDS)


                                                         NINE MONTHS ENDED
                                                            SEPTEMBER 30,                YEAR ENDED DECEMBER 31,
                                                         ------------------  ------------------------------------------------
                                                           2001      2000      2000      1999      1998      1997      1996
                                                         --------  --------  --------  --------  --------  --------  --------
Net Earnings from Operations                             $173,824  $178,015  $236,221  $161,570  $102,936  $ 38,832  $ 79,384
Add:
     Interest expense                                     123,377   128,542   172,191   170,746    77,650    52,704    38,819
                                                         --------  --------  --------  --------  --------  --------  --------

Earnings as adjusted                                     $297,201  $306,557  $408,412  $332,316  $180,586  $ 91,536  $118,203
                                                         ========  ========  ========  ========  ========  ========  ========



Combined fixed charges and preferred share dividends:
     Interest expense                                    $123,377  $128,542  $172,191  $170,746  $ 77,650  $ 52,704  $ 38,819
     Capitalized interest                                  18,430    12,772    18,549    15,980    19,173    18,365    16,138
                                                         --------  --------  --------  --------  --------  --------  --------

         Total fixed charges                              141,807   141,314   190,740   186,726    96,823    71,069    54,957

     Preferred share dividends                             29,130    42,675    56,763    56,835    49,098    35,318    25,895
                                                         --------  --------  --------  --------  --------  --------  --------

Combined fixed charges and preferred share
   dividends                                             $170,937  $183,989  $247,503  $243,561  $145,921  $106,387  $ 80,852
                                                         ========  ========  ========  ========  ========  ========  ========



Ratio of earnings, as adjusted to combined fixed
     charges and preferred share dividends                    1.7       1.7       1.7       1.4       1.2       (a)       1.5
                                                         ========  ========  ========  ========  ========  ========  ========






(a) Due to a one-time, non-recurring, non-cash charge of $75.4 million relating to the costs incurred in acquiring the management companies from a related party earnings were insufficient to cover combined fixed charges and preferred share dividends for the year ended December 31, 1997 by $14.9 million.